EXHIBIT (a)(1)(H)

THOMASVILLE BANCSHARES, INC.
ANNOUNCES STOCK REPURCHASE OFFER

     THOMASVILLE, GEORGIA – September 6, 2002 – Thomasville Bancshares, Inc. today announced that it is offering to repurchase up to 55,000 shares of its outstanding common stock at a cash price of $20.00 per share, subject to the terms and conditions contained in its Offer to Purchase dated September 6, 2002.

     The company stated that the purpose of the offer is primarily to reduce the dilution caused by the issuance of 55,000 shares of its stock in July 2002 in connection with its acquisition of Joseph Parker & Co., Inc., an investment advisory firm located in Thomasville, Georgia. In addition, the offer will provide liquidity for shareholders who may desire to sell some or all of their Thomasville Bancshares holdings.

     Thomasville Bancshares, Inc. is the parent holding company of Thomasville National Bank, a full service, national bank headquartered in Thomasville, Georgia, with consolidated assets, as of June 30, 2002 of $171 million.

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     This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Thomasville Bancshares common stock. The offer is made solely by the Offer to Purchase, dated September 6, 2002, and the related Letter of Transmittal (and any amendments or supplements thereto), and is being made to all shareholders of Thomasville Bancshares.